Exhibit (a)(1)(v)
[TBI LETTERHEAD]
June 16, 2008
Dear Toll Brothers Associate,
I am pleased to announce the commencement of the Toll Brothers Stock Option Exchange Program, which will give you the opportunity to exchange certain “out-of-the-money” stock options you currently hold for new stock options to purchase fewer shares at a lower per share exercise price. We use stock options to motivate and reward employees such as you by enabling you to benefit from increases in the price of Toll Brothers stock. But when stock options are “out-of-the-money,” their motivational and retention value is diminished. We are conducting the exchange program at this time in an effort to restore some of the motivational and retention value to our stock option program.
Enclosed with this mailing are: (1) an Offering Memorandum, which contains detailed information about the exchange program, (2) a Highlights brochure, which gives an overview of the exchange program, and (3) a personalized Election Form, which contains information about your specific stock options that are eligible for exchange in the exchange program.
The decision to participate in the exchange program is a personal one that should only be made after careful consideration, review of the enclosed materials and consultation with your personal financial and tax advisors. I am delighted that the Company’s stockholders and the Board of Directors have offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.
Any questions regarding the exchange program may be directed to the Toll Brothers Stock Option Exchange Program hotline at (215) 938-5196 or sent via e-mail to OptionExchange@tollbrothersinc.com. As always, thank you for your continued hard work and dedication.
Robert I. Toll
Chairman and Chief Executive Officer
Toll Brothers, Inc.
The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.
Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Toll Brothers, Inc. at (215)938-5196 or sending an e-mail to OptionExchange@tollbrothersinc.com.